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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51261

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1-1-03__ AND ENDING __12-31-03__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSI Equity Services, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 International Drive
_____
                            (No. and Street)

Williamsville   New York   14221
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Long   716-633-7777
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonadio + Co., LLP
_____
                (Name – if individual, state last, first, middle name)

171 Sully's Trail   Pittsford   NY   14534
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Thomas Long_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _SSF Equity Services, Inc._ , as of _12-31_ , 20_03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

Laura J. Mazur
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSI EQUITY SERVICES, INC.

Financial Statements
as of December 31, 2003 and 2002
Together with
Independent Auditors' Report

Bonadio & Co., LLP
Certified Public Accountants

SSI EQUITY SERVICES, INC.

TABLE OF CONTENTS
DECEMBER 31, 2003

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

February 23, 2004

To the Board of Directors of
SSI Equity Services, Inc.:

We have audited the accompanying balance sheets of SSI Equity Services, Inc. (a New York corporation) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' investment, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SSI Equity Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Corporate Crossings
171 Sully's Trail
Pittsford, NY 14534-4557
p (585) 381-1000
f (585) 381-3131
www.bonadio.com

ROCHESTER • GENEVA
PERRY • SYRACUSE •
BUFFALO

SSI EQUITY SERVICES, INC.

BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash	$ 22,057	$ 9,228
Commissions receivable	315	17,536
	$ 22,372	$ 26,764
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
CURRENT LIABILITIES:		
Commissions payable	$ 220	$ 180
Accrued income taxes	1,822	-
Deferred tax liability	-	3,265
	2,042	3,445
STOCKHOLDERS' INVESTMENT		
Common stock, $50 par value, 200 shares authorized, issued and outstanding	10,000	10,000
Retained earnings	10,330	13,319
	20,330	23,319
	$ 22,372	$ 26,764

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
COMMISSION REVENUE	$ 13,758	$ 59,826
OPERATING EXPENSES:		
Commissions	4,837	16,659
Agent expense reimbursement	391	9,582
Professional fees	6,380	5,970
Insurance	-	4,726
Rent	-	3,600
Dues subscriptions and licenses	6,467	1,998
Other	15	846
	18,090	43,381
INCOME (LOSS) BEFORE INCOME TAXES	(4,332)	16,445
INCOME TAXES (EXPENSE) BENEFIT	1,343	(3,365)
NET INCOME (LOSS)	$ (2,989)	$ 13,080

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
BALANCE - December 31, 2001	200	$ 10,000	$ 239	$ 10,239
Net income	-	-	13,080	13,080
BALANCE - December 31, 2002	200	10,000	13,319	23,319
Net loss	-	-	(2,989)	(2,989)
BALANCE - December 31, 2003	200	$ 10,000	$ 10,330	$ 20,330

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOW FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (2,989)	$ 13,080
Adjustments to reconcile net income (loss) to net cash flow from operating activities:		
Deferred taxes	(3,265)	3,265
Changes in:		
Commissions receivable	17,221	(16,487)
Commissions payable	40	(107)
Accrued income taxes	1,822	-
Net cash flow from operating activities	12,829	(249)
CHANGE IN CASH	12,829	(249)
CASH - beginning of year	9,228	9,477
CASH - end of year	$ 22,057	$ 9,228

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1. **THE COMPANY**

   SSI Equity Services, Inc. (the Company) is a member of the National Association of Securities Dealers and is a registered broker/dealer. The Company sells securities primarily in the upstate New York area.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Accounting -

   The Company's financial statements are prepared in accordance with the accrual basis of accounting.

   Cash -

   Cash consists of deposits in bank checking accounts. The Company believes it is not exposed to any significant credit risk with respect to cash.

   Revenue Recognition -

   Mutual fund commissions are recognized on an accrual basis as customer funds are submitted for investment.

   Estimates -

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. **INCOME TAXES**

   Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to use of the cash basis for income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

   Deferred taxes consisted of the following at December 31:

	2003		2002
Deferred tax assets	$ -	$	235
Deferred tax liabilities	-		(3,500)
	$ -	$	(3,265)

3.   INCOME TAXES (Continued)

Provision for income taxes is as follows at December 31:

		2003		2002
Income tax currently due	$	(1,922)	$	(100)
Deferred income tax		3,265		(3,265)
	$	1,343	$	(3,365)

Exhibit I

SSI EQUITY SERVICES, INC.

EXCESS NET CAPITAL
DECEMBER 31, 2003

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2003:

TOTAL ASSETS	$	22,372
Less: Total liabilities		2,042
NET WORTH		20,330
Less: Non-allowable assets		-
NET CAPITAL		20,330
NET CAPITAL REQUIREMENTS:		
6-2/3% of aggregate indebtedness	$ 136	
Minimum requirement	$ 5,000	
Greater of above		(5,000)
EXCESS NET CAPITAL	$	15,330

The accompanying notes are an integral part of this exhibit.

Exhibit II

SSI EQUITY SERVICES, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The accompanying notes are an integral part of this exhibit.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL STRUCTURE

February 23, 2004

To the Board of Directors of
  SSI Equity Services, Inc.:

In planning and performing our audit of the financial statements of SSI Equity Services, Inc. (a New York corporation) for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's objectives as stated in Rule 17a-5(g). Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Corporate Crossings
171 Sully's Trail
Pittsford, NY 14534-4557
p (585) 381-1000
f (585) 381-3131
www.bonadio.com

ROCHESTER • GENEVA
PERRY • SYRACUSE •
BUFFALO

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities or safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio & Co. LLP